Exhibit 99


KOOR INDUSTRIES LTD. ANNOUNCES THE RESIGNATION OF THREE DIRECTORS FOLLOWING ANNOUNCEMENT ON DIVIDEND IN KIND


TEL AVIV, Israel - November 18, 2002 - Koor Industries (NYSE:KOR) ("Koor" or the "Company"), a leading Israeli investment holding company, announced today that it has received the resignations of Ms. Irit Izakson, Mr. Danny Dankner and Mr. Ya'acov Elinav from its Board of Directors. This follows the announced dividend distribution of Bank Hapoalim's shares in Koor Industries to the Bank's shareholders. These directors served on behalf of the Bank.

Following the resignation, Koor Industries Board of Directors will include 12 members, compared to 15 prior to the resignations.


About Koor
Koor Industries Ltd. is one of Israel's largest and leading investment holding companies. Koor Industries invests actively in telecommunications through its holdings in ECI Telecom, Telrad Networks, and Nortel Networks Israel and owns controlling stakes in Israel's major defense electronics companies through the Elisra Group, and in Agro-chemicals through MA Industries. Koor Industries, through its Koor Corporate Venture Capital arm invests in early stage high growth Israeli companies in the areas of telecommunications technologies, information technology, semiconductors, and life sciences. Koor Industries is traded on the Tel Aviv and New York Stock Exchanges (NYSE:KOR).


For further information,  please contact either of the following:
Yuval Yanai - Senior Vice President and CFO
Koor Industries Ltd.
Tel. +9723 6238 310
Fax. +9723 6238 313
www.koor.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.